FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Change to Agenda of Magic Annual Shareholders Meeting Scheduled for September 11, 2013

PRESS RELEASE

Change to Agenda of Magic Annual Shareholders Meeting Scheduled for September 11, 2013

Or Yehuda, Israel, September 10, 2013 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, (the “Company”) announced today that it has removed item 2 from the agenda of its Annual Shareholders General Meeting (the "Meeting"), scheduled to be held on Wednesday, September 11,2013, in order to allow the Company additional time to consider certain comments received from shareholders, or on their behalf, with respect to this item.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Amit Birk | VP M&A and General Counsel

Magic Software Enterprises

abirk@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2013	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Change to Agenda of Magic Annual Shareholders Meeting Scheduled for September 11, 2013

Exhibit 10.1